DEJOUR ENTERPRISES LTD.

Management Discussion and Analysis

2005

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FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

For the year and quarter ended December 31, 2005

The following is a discussion of the operating results and financial position of Dejour Enterprises Ltd (“Company”) for the year ended December 31, 2005.  It should be read in conjunction with the consolidated financial statements and notes for the related periods.

Company Overview

Dejour Enterprises Ltd. is a micro-cap Canadian energy company developing high impact exploration opportunities in the current energy super cycle. The Company's focus is uranium and oil & gas.

We have set high standards for both our people and our projects. Dejour creates shareholder value by:

•

Innovative, creative approach to the energy industry

•

Leadership strength

•

Significant public resource company expertise and market focus

•

Proven multi-talented expertise in oil and gas and uranium markets

•

Concise goals, achievable objectives

•

Timely acquisition and development of high-impact projects

Uranium Exploration

History of Uranium Exploration in Athabasca Basin

Dejour’s Uranium Properties are situated along the western and eastern margins and in the center of the Athabasca Basin (“Basin”). The Basin became the focus for uranium exploration following the discovery in 1968 of a new, unconformity-related, high-grade type of uranium deposit along the eastern edge of the Basin at Rabbit Lake.  This marked the beginning of the uranium exploration boom in the Basin. Major discoveries were made in the 1970’s (Collins Bay, Key Lake and Midwest) and the 1980’s (Cigar Lake, McArthur, Eagle Point, and Dominique-Peter).

The main exploration focus was on the definition of sub-Athabasca basement graphitic rocks, recognizable as electromagnetic conductors, because of the role they played in controlling the locations of the unconformity-type uranium deposits at or near the Athabasca –basement contact.

The Basin has been explored sporadically from the late 1960’s through to the present day with most of the work being carried out in the late 1970’s and 1980’s. The main companies involved included Saskatchewan Mining Development Company, now Cameco Corp, Cogema, and Uranerz Exploration and Mining Limited. These and numerous other exploration companies flew airborne electromagnetic, magnetic and radiometric surveys, carried out prospecting, ground geophysics, till and lake water and lake sediment sampling and diamond drilling.

The majority of the work was carried out on the eastern side of the Basin.  The exploration work carried out to date on and in the vicinity of Dejour’s property has not been exhaustive.  New and improved exploration technologies successful in defining anomalies elsewhere in the Basin are now being utilized on Dejour’s properties.

Property Geology

Dejour’s properties are underlain by metamorphosed Aphebian sedimentary rocks, which contain graphitic horizons, and felsic intrusive rocks. These in turn are overlain by the flat lying late Proterozoic Athabasca Sandstone Formation which consists primarily of coarse sandstone with pebbly and conglomeratic layers. The thickness of the sandstone varies considerably from property to property.

On the Virgin River Trend South property the sandstone has been completely eroded.  On the Virgin River North property the sandstone is 800m to 1500m thick and on the remaining thirteen properties the sandstone is 50 to 800m thick. On several properties the sandstone is cut by thin diabase dykes. Pre-Athabasca and post-Athabasca faulting is common on all the properties.

On the Maybelle and Gartner properties on the very west side of the Basin the sandstone also has a thin cover of Cretaceous clastic sediments.

All of the properties have been glaciated and have a thin veneer of glacial sediments covering the sandstone and basement rocks.

On all of the Dejour properties the information available from government and exploration sources indicates that the properties have geological features comparable to those found in the vicinity of uranium mineralization elsewhere in the Basin.

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Current Uranium Holdings

As at December 31, 2005 the Company held the fifth largest mineral holdings in the Basin.  The Company currently has 100% interest in the following properties:

Hectares

Acres

Virgin Trend North

132,613

327,693

Virgin Trent South

31,594

78,070

R-Seven

54,531

134,739

Sand Hill Lake

74,312

183,678

Fleming Island

34,325

84,819

Gartner Lake

24,157

59,693

Maybelle River

16,473

40,706

Meanwell Lake

14,989

.

37,038

Thorburn Lake

2,802

6,924

Hoppy North

1,924

4,754

Hoppy South

1,271

3,141

Umpherville Lake

1,095

 2,706

Sheila Project

759

1,875

Umpherville West

321

793

Bozo Project

154

380

Total

391,320

966,969

Virgin Trend North/South

This extensive property [4 permits and 5 claims (164,207 hectares/405,763 acres)] covers the trace of the Virgin River Shear Zone/Dufferin Fault/Black Lake Fault which is a major fault system with repeated movement during the period of Athabasca sandstone deposition and uranium mineralization. Most of the property, except the southern off sandstone permit (31,594 hectares/78,070 acres), has at least 700m of sandstone covering the metasediments known to be favorable for uranium mineralization.

On the Cameco joint venture property to the south one drill hole intersected 5.83% U3O8 over 6.4 metres and drilling was done by Cameco in 2005 to extend and better define the mineralized zone associated with this major fault structure.

Prior exploration on the Dejour property has been minimal but of note is a large boron and clay anomaly at the south end of the property. Boron is a significant indicator element often associated with uranium mineralization. Sampling carried out by Dejour in the summer of 2005 confirmed the boron and clay alteration extends onto Dejour's property for 20 kilometres.

R-Seven

This large property [12 claims (54,531 hectares/134,749 acres)] extends from the edge of the sandstone north for more than 33 kilometres. Previous exploration, conducted until the late 1990s, identified numerous graphitic electromagnetic conductive zones in the sub-sandstone basement rocks.

However, only eight holes were drilled on the property during that period. One of the holes encountered significantly anomalous radioactivity as well as clay mineral alteration that frequently haloes uranium deposits. This area, and the many other conductive zones on the property, provides targets for future uranium exploration.

The property was flown with Fugro's state of the art MEGATEM II airborne electromagnetic system and confirmed the known conductors, traced these conductors to the north under deeper cover and also identified previously unknown conductors. As a result one new claim was staked (4,535 hectares/11,206 acres).

Sand Hill Lake

This property [18 claims (74,312 hectares/183,628 acres)] follows the southern margin of the Athabasca basin for more than 25 kilometres. Historic work on the eastern portion near Virgin Lake identified graphite in basement rocks and a series of northeast-trending faults.

These are part of the Dufferin Lake structural zone. It hosts the significant uranium mineralization in Cameco's hole VR-018 on the adjoining property, which intersected 5.83% U3O8 over 6.4 metres. Such structures associated with basement graphite near Virgin Lake are prime exploration targets.

Elsewhere on the project, graphite is associated with faulting that trends northwest through an area on the project where uranium is enriched in the bottom sediments of several lakes. This may be an area where a chimney of alteration above a uranium deposit comes to surface.

The property was flown with Fugro's state of the art GEOTEM 1000 and MEGATEM II airborne electromagnetic systems. The surveys confirmed the conductors identified by earlier exploration and traced these conductors north under deeper cover. The surveys also identified several new conductors and a total of 12 new claims were staked to cover these new conductors (42,070 hectares/111,370 acres).

Fleming Island

Historic exploration on the property [(10 claims (34,325 hectares/84,819 acres)] traced a graphitic electromagnetic zone from the southwest to the southern part of the present property, where a pitchblende veinlet in a diabase dyke yielded a grab sample result of 3.2 % U3O8.

To the northeast, the geophysical data became difficult to interpret and more than 15 shallow drill holes failed to adequately trace the graphitic conductive zone or discover significant mineralization. The property was surveyed using the state of the art MEGATEM II airborne electromagnetic system. This new survey defined the earlier known conductor and also discovered several new previously unknown conductors believed to be caused by graphitic horizons. As a result four new claims were staked (6,971 hectares/17,226 acres) to cover the new conductors.

Maybelle River

The property [3 claims (16,473 hectares/40,706 acres)] covers a poorly explored part of the Athabasca basin immediately east of the Alberta border. Government magnetic data shows the northern part of the property to be underlain by low magnetic rocks, probably metasediments which may be graphitic. Previous exploration has been hampered by the thick cover of Paleozoic and Cretaceous sediments.

As a first step in assessing this property an airborne electromagnetic survey was flown using Fugro’s state of the art deep penetrating MEGATEM II system. This survey was successful in detecting previously unknown conductors.

Gartner Lake

The property [5 claims (24,157 hectares/59,693 acres)] covers a poorly explored part of the Athabasca basin where Cretaceous sediments cover the Athabasca sandstone which overlies basement metasediments favorable for uranium mineralization. Prior exploration around the property detected electromagnetic anomalies related to graphitic conductors which appear to trend on to Dejour' ground but are obscured by Cretaceous cover.

As a first step in exploring the ground an airborne electromagnetic survey was flown to detect graphitic conductors using Fugro's powerful state of the art MEGATEM II system. Several conductors were identified.

Meanwell Lake

Based on historical exploration data, a zone of graphitic metasediments trends northeast across the property [3 claims (14,989 hectares/37,038 acres)]. Additionally, a northwest trending fault offsets the graphitic rocks. The resulting zone of structural disruption of the graphitic basement rocks may have localized deposition of a uranium deposit that will be the target of future exploration.

The Company will provide information on other claims and permits once they become available.

The continuity of expenditures on the Company’s uranium properties is as follows:

	Dec 31, 2004	Acquisition Costs	Geochemical Surveys	Geophysical Surveys	Consulting and General	Dec 31, 2005

Bozo	$ -	$ 1,604	$ -	$ -	$ 1,694	$ 3,298
Fleming Island	-	33,369	7,950	191,931	30,355	263,605
Gartner Lake	-	51,754	-	144,933	11,454	208,141
Hoppy North	-	20,035	-	0	2,045	22,080
Hoppy South	-	13,235	-	0	2,139	15,374
Maybelle River	-	35,291	-	116,981	26,100	178,372
Meanwell Lake	-	34,753	-	106,405	12,525	153,683
R-Seven	-	120,786	-	215,705	15,392	351,883
Sand Hill Lake	-	184,247	-	276,193	45,128	505,568
Sheila Project	-	7,903	-	0	2,045	9,948
Thornburn Lake	-	29,178	-	0	2,369	31,547
Umpherville Lake	-	11,402	-	0	2,045	13,447
Umpherville West	-	3,343	-	0	1,695	5,038
Virgin Trend North	-	123,087	190,918	21,512	7,461	342,978
Virgin Trend South	-	19,739	-	48,481	23,957	92,177

Total Uranium Properties	$ -	$ 689,726	$ 198,868	$1,122,141	$ 186,404	$ 2,197,139

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2005 Activities

After acquiring claims and permits in 2004 and the first quarter of 2005, Dejour initially concentrated on compiling the historical uranium exploration data.  This was done in order to properly assess the work that had been done on the properties so as to determine how best to follow up existing anomalies and to determine which exploration techniques should be used to further explore the properties.

Seven of Dejour’s properties were then flown with Fugro’s state of the art Geotem 1000 (1969 line kilometres) and Megatem II (5395 line km) electromagnetic systems in order to define basement graphitic horizons. In addition to the survey data provided by Fugro, Dejour contracted Condor Geophysics of Denver, CO to carry out advanced processing of this data to enhance the Fugro interpretation.

The airborne EM surveys were successful in confirming and extending known anomalies and also identified horizons not previously detected by earlier lower powered surveys.  As a result of the encouraging information a total of 18 additional claims comprising 60,129 hectares (148,581 acres) were staked to cover the new airborne anomalies. A total of 250 kilometres of EM anomalies have now been defined on Dejour properties.

Dejour completed lithogeochemical sampling of sandstone boulders on the Virgin Trend North and Fleming properties.  The sampling confirmed and extended the boron and clay alteration anomaly at the south end of the Virgin Trend property.  The results on the Fleming property showed erratic anomalous samples and more sampling may be required.  Similar lithogeochemical anomalies are known in the vicinity of uranium mineralization in the eastern part of the Basin.

Oil & Gas Exploration

Dejour has acquired interests in potentially significant oil and gas prospects in North America based on the following criteria:

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Multi-zone potential for both gas and oil

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High quality reservoirs

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Proximity to infrastructure and production facilities

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Year round drilling, operating and production

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An attractive available land position

Tinsley Prospect

By agreement dated September 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect located in Yazoo County, Mississippi (the “Tinsley Prospect).  The Tinsley Prospect is comprised of 5,100 gross acres and 4,613 net acres.  The operator commenced drilling operations on a test well to a projected depth of 12,000 feet in December 2005.

The Company paid acquisition costs representing the Company’s 43% prospect interest which include payment for leasehold interests, brokerage, seismic processing and prospect development. In the initial well the Company shall pay 46.583333% of the drilling and/or abandonment costs, and 34.9375% of completion costs to earn a 34.9375% WI BPO (working interest before payout) [28.21875% NRI BPO (net revenue interest before payout)] and 29.428126% WI APO (working interest after payout) [25.633635% NRI APO (net revenue interest after payout)].  The agreement also contains an Area of Mutual Interest consisting of approximately 45 sq. miles defined by the area covered by certain seismic data.

In March 2006, the Company was advised by the operator of the Tinsley Prospect that the well is not economic.  As a result, the Company will be recording an impairment provision of approximately $2,062,000 including drilling costs incurred during the first quarter ended March 31, 2006.

Lavaca Prospect

By agreement dated October 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Lavaca Prospect located in Mitchell County, Texas (the “Lavaca Prospect”).  The Lavaca Prospect is comprised of 6,181 gross acres and 3,998 net acres.  The operator commenced drilling operations on a test well in November 2005.

The Company paid acquisition costs representing the Company’s 10% interest which include payment for leasehold interests, brokerage and prospect development.  In the initial well the Company will pay 13.33333% of the drilling and/or abandonment costs and 10% of completion costs estimated at to earn a 10% WI (working interest) [7.5% NRI (net revenue interest)].  The agreement also contains an Area of Mutual Interest consisting of all land within one mile from the outside borders of the leasehold lands.

The continuity of expenditures on the Company’s oil & gas properties is as follows:

	Dec 31, 2004	Acquisition Costs	Drilling Costs	General	Dec 31, 2005

Lavaca Prospect	$ -	$ 50,150	$ 112,174	1,298	$ 163,622
Tinsley Prospect	-	295,459	709,298	59,634	1,064,391
Golden Prairie Prospect	1	-	-	-	1
Turtle Bayou, Louisiana	1	-	-	-	1
	$ 1	$ 345,609	$ 821,472	60,932	$ 1,228,015

Oil & Gas Joint Venture

The Company has entered into a joint venture arrangement with Charles W.E. Dove, who has been an advisory board member of the Company since November 2004, and a principal with Dove & Kay Exploration Ltd. of Calgary.

Mr. Dove, a geophysicist, with over 27 years oil & gas experience, is leaving his geophysical consulting business to join with Dejour to identify, generate and pursue certain oil & gas opportunities in the Western Sedimentary Basin. The Joint Venture is owned and will be funded 90% by Dejour, with Mr. Dove’s company, Wild Horse Energy Ltd. owning and funding the remaining 10%.

Financing

Since its reactivation to Tier 2 Issuer status on the TSX Venture Exchange in November 2004 to April 13, 2006, the Company has raised gross proceeds of over $32 million, through seven private placements and the exercise of warrants and options.  This amount includes the pending private placement announced on March 31, 2006.  As at April 13, 2006, the Company had $23 million in cash.

Although to date the Company’s main source of funding has been through equity issues, it is actively looking for revenue generating projects of merit in the energy sector.

Share Capital

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value
Common shares issued:
Balance at December 31, 2002	7,095,111	$ 156,967
Share consolidation 1:3	(4,730,074)	-

	2,365,037	156,967
Common shares issued during 2003:
- for cash by private placement at $0.10	2,000,000	200,000
- shares for debt at $0.10	5,230,925	523,092

Balance at December 31, 2003	9,595,962	880,059

Common shares issued during 2004:
- for cash by private placement	6,000,000	1,796,760
- for bridge loan financing fee	200,000	50,000

Balance at December 31, 2004	15,795,962	2,726,819

Common shares issued during 2004:
- for cash by private placements	21,030,214	14,696,916
- for services	11,500	9,200
- for cash on exercise of agent’s options	217,783	152,448
- for cash on exercise of warrants	1,806,365	883,160
- for cash on exercise of stock options	154,965	52,286
- contributed surplus reallocated on exercise of stock options	-	35,480
- renounced flow through share expenditures	-	(366,135)

Balance at December 31, 2005	39,016,789	$ 18,190,174

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Stock Options and Warrants

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2003	-	$ -	-
Options granted	950,000	0.275
Options exercised	-	-
Options cancelled and expired	-	-

Balance, December 31, 2004	950,000	0.275	4.83 years
Options granted	2,606,192	0.603
Options exercised	(154,965)	(0.337)
Options cancelled and expired	(90,035)	(0.415)

Balance, December 31, 2005	3,311,192	$ 0.527	2.71 years

Details of options outstanding and exercisable as at December 31, 2005 are as follows:

Number	Exercise Price	Remaining Contractual Life

279,696	$0.275	3.84 years
222,544	0.550	2.24 years
303,334	0.600	2.68 years
66,667	0.650	1.25 years
16,780	0.660	2.29 years
21,000	0.900	1.58 years

910,021

In addition, during the year the Company issued 717,692 agent’s options in connection with a private placement financing.  The agent’s options are exercisable into units at a price of $0.70 per unit until March 17, 2007.  Each unit consists of one common share and one half of a share purchase warrant.  Each whole share purchase warrant is exercisable into a common share at a price of $0.85 per share until March 17, 2007.  As at December 31, 2005 and April 13, 2006, 499,909 and 9,461 of these agent’s options remain unexercised respectively.

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The following table summarizes information about warrants:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2003	-	$ -	-
Warrants issued	1,500,000	0.45
Warrants exercised	-	-
Warrants expired	-	-

Balance, December 31, 2004	1,500,000	0.45	1.00 years
Warrants issued	9,709,436	0.88
Warrants exercised	(1,806,365)	(0.49)
Warrants expired	-	-

Balance, December 31, 2005	9,403,071	$ 0.89	1.42 years

Details of warrants outstanding as at December 31, 2005 are as follows:

Number	Price	Remaining Contractual Life

6,643,093	$ 0.80	1.21 years
97,527	0.85	1.21 years
2,662,451	1.10	1.95 years

9,403,071

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Related Party Transactions

The Company entered into the following transactions with related parties:

a)

During 2005, the Company reimbursed $156,994 (2004 - $29,250; 2003 - nil) to a private company controlled by a director for certain out of pocket expenditures in connection with the Company’s oil and gas and uranium exploration activities.  In addition during 2005, the Company incurred $100,000 in fees (2004 – nil; 2003 – nil) and $35,243 (2004 - $25,605; 2003 – nil) in expense reimbursements to this private company.  At December 31, 2005 (2004 - $6,059) is owing to this company and is included in accounts payable.

b)

During 2005, the Company paid $57,350 to a private company controlled by a director as consideration for the acquisition of certain furniture and equipment.

c)

During 2004, the Company paid interest of $2,082 in cash and 200,000 shares valued at $50,000 to a private company controlled by a director as consideration for a $250,000 bridge loan.  Refer to Notes 4 and 6.

d)

During 2004, the Company incurred $8,000 in fees to private companies controlled by former directors of the Company (2003 $20,500).

e)

The Company incurred $64,480 (2004 $14,030; 2003 - nil) in fees and $2,030 (2004 and 2003 – nil) in expense reimbursements to a private company controlled by an officer of the Company

f)

The Company incurred $122,356 (2004 $22,500; 2003 - nil) in fees and $29,447 (2004 and 2003 – nil) in expense reimbursements to a private company controlled by a director of the Company

g)

The Company incurred $27,732 (2004 and 2003 - nil) in fees and $2,873 (2004 and 2003 – nil) in expense reimbursements to directors and a private company controlled by a director of the Company

h)

As at December 31, 2004 $30,000 advanced to a private company controlled by a director for costs to be incurred on behalf of the Company is included in prepaids and other.

Subsequent Events

In March 2006, the Company issued 5,300,000 flow-through common shares at $1.50 per shares and raised $7,950,000 through a brokered private placement.  The Company paid finders’ fees of $477,000 in cash and 424,000 in share purchase warrants, exercisable into a common share at $1.65 per share before September 2, 2007.

In March 2006, the Company announced the private placement of 2,786,667 common share units at $1.50 per Unit for total gross proceeds of $4,180,000.  Each Unit consists of one common share and one-half of one share purchase warrant with each whole share purchase warrant is exercisable into a common share at $1.65 per share before December 31, 2007.

Subsequent to the year-end, the Company granted a total of 350,000 options to consultants.  These options have an average exercise price of $1.36 per share and average expiry date of 2.36 years.

In March 2006, the Company was advised by the operator of the Tinsley Prospect that the well is not economic.  As a result, the Company will be recording an impairment provision of approximately $2,062,000 including drilling costs incurred during the first quarter ended March 31, 2006.

Subsequent to the year-end, 1,975,336 warrants and agents’ options were exercised for proceeds of $1,617,884, and 322,667 stock options were exercised for proceeds of $168,297.

Results of Operations – Year Ended December 31, 2005

The Company’s net loss for the year ended December 31, 2005 was $1,611,919, or $0.06 per share, compared to a net loss of $392,099, or $0.04 per share in the year ended December 31, 2004.

Interest income of $99,530 was significantly higher in 2005 due to a higher cash balance derived from equity financings completed during 2005.

Investor relations expenses in 2005 were $626,686, as compared to $12,753 in 2004.  The Company was reactivated to Tier 2 Issuer status on the TSX Venture Exchange in November 2004, and therefore 2004 investor relations expenses were small.  In 2005, the Company incurred trade shows, travel and newsletter printing costs to broaden the Company’s shareholders’ base and to better communicate the Company’s business plan to potential investors.

In 2005, the Company had been actively looking for projects that would add to shareholder values.  Due to significantly increased business activities, management and consulting fees rose to $454,410 in 2005 from $67,434 in 2004.  During 2005, the Company moved to a larger office premise to accommodate more staff.  As a result, office and general expenses also increased to $206,740 in 2005 from $25,769 in 2004.  Rent also increased to $126,718 in 2005 from $13,081 in 2004.

Regulatory filing fees increased to $150,474 in 2005 from $30,991 in 2004.  The Company incurred a one-time cost to list the Company’s shares on the Frankfurt Stock Exchange and registered with the Securities Exchange Commission (SEC) as a foreign private issuer.

The granting and vesting of stock options during 2005 resulted in non-cash stock-based compensation expenses of $308,434, compared to $6,131 in 2004.  The Company determined the fair value of stock options using the Black-Scholes option pricing model.

In February 2005, the Company renounced $1,050,000 of Canadian Exploration Expenditures (“CEEs”) to investors.  The Company had previously unrecognized future income tax assets related to a loss carry forward to be applied against taxable income in future years.  Under Canadian generally accepted accounting principles, the Company’s previously unrecognized future income tax assets were offset against future income tax liabilities resulting from the renunciation of CEEs.  This resulted in a future income tax recovery of $366,135 in 2005.

In 2005, the Company capitalized $1,228,013 in oil & gas exploration expenditures and $2,197,139 in uranium exploration expenditures.

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Results of Operations – 2005 4th Quarter

The Company’s net loss for 2005 Q4 was $503,460 or $0.01 per share, compared to a net loss of $310,446 or $0.03 per share for 2004 Q4.

During 2005 Q4, the Company completed two private placements:

•

4,500,000 Units at $0.65 per Unit, for gross proceeds of $2,925,000.  Each Unit consists of one common share and half of one warrant, exercisable at $0.80 per share before March 17, 2007;

•

2,300,000 flow-through shares (“FTS”) at $1.05 per FTS and 4,317,500 Units at $0.95 per Unit.  Each Unit is exercisable into one common share and half of one warrant, exercisable at $1.10 per share before December 14, 2007.  Gross proceeds raised were $6,516,625.

During 2005 Q4, the Company commenced drilling in two oil & gas properties – the Lavaca Prospect and the Tinsley Prospect.  $163,622 and $1,064,391 were incurred for the Lavaca and Tinsley Prospects respectively.

Selected Annual Information

The following are highlights of financial data on the Company for the most recently completed three fiscal years:

For Years Ended December 31

(in Canadian $)

	2005	2004	2003

Total Assets	16,016,353	1,630,840	131,793
Cash	12,387,314	1,592,838	129,902
Capitalized Exploration Expenditures	3,425,154	2	1
Investment Income	99,530	NIL	NIL
Net Loss	(1,611,919)	(392,099)	(76,425)

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Summary of Quarterly Results

(Unaudited - Prepared by Management)

Quarter ended year	Dec 31, 2005 $	Sep 30, 2005 $	Jun 30, 2005 $	Mar 31, 2005 $	Dec 31, 2004 $	Sep 30, 2004 $	Jun 30, 2004 $	Mar 31, 2004 $
Revenues	37,562	22,784	28,677	10,507	Nil	Nil	Nil	Nil
Net Loss	(503,460)	(509,430)	(410,504)	(188,525)	(310,446)	(30,114)	(31,857)	(19,682)
Loss per share (1)	(0.01)	(0.02)	(0.02)	(0.01)	(0.03)	(0.00)	(0.00)	(0.00)
Fully diluted loss per share	(0.01)	(0.02)	(0.02)	(0.01)	(0.03)	(0.00)	(0.00)	(0.00)

Note:  (1) Adjusted for 3:1 stock consolidation in October 2003.

Liquidity

In 2005, the Company successfully raised net proceeds of $15.8 million through private placements and the exercise of warrants and options.  As a result, its working capital position improved significantly.

Working capital increased to $12,167,334 on December 31st, 2005 from $6,121,113 on September 30, 2005 and $1,579,739 on December 31, 2004.  Cash balances on December 31, 2005 were $12,387.314, compared to $5,974,729 and $1,592,838 on September 30th, 2005 and December 31st, 2004 respectively.

The Company does not have any debt.

During 2005, all the 1,500,000 flow-through warrants ($0.45 per share) issued as part of the private placement in December 2004 were exercised.  The Company had fulfilled the related obligations to spend $675,000 of Canadian Exploration Expenditures (“CEEs”).

In December 2005, the Company raised $2,415,000 through the issuance of 2,300,000 flow-through shares (“FTS”).  Under the FTS agreement, the Company is obligated to spend $2,415,000 in CEEs by December 31, 2006.

In March 2006, the Company issued 5,300,000 flow-through common shares at $1.50 per shares and raised $7,950,000 through a brokered private placement.  Under the FTS agreement, the Company is obligated to spend $7,950,000 in CEEs by December 31, 2007.

Subsequent to the year-end, the Company incurred $857,553 in CEEs.

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Remaining CEEs obligations are:

Description	Amount	Due Date

FTS Issued in Dec 2005	$1.56M	Dec 2006
Pending FTS Offering	$7.95M	Dec 2007

Total	$9.51M

Forward Looking Statements

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements.  Factors that could cause such differences include, but not limited to, are volatility and sensitivity to market price for uranium, environmental and safety issues including increased regulatory burdens, possible change in political support for nuclear energy, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for uranium that could negatively affect prices.  Although the Company believes that the assumptions inherent in forward looking statements are reasonable we recommend that one should not rely heavily on these statements.  The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

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